UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Stabilis Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85236P 101

(CUSIP Number)

J. Casey Crenshaw

1655 Louisiana Street

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 85236P 101

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 409,137 (1)(2)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 409,137 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 409,137 (1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 2.8% (3)

(14)	Type of Reporting Person (See Instructions) OO

(1) All share numbers have been adjusted to account for the 1-for-8 reverse stock split of common stock (“Common Stock”), par value $0.001 of Stabilis Energy, Inc. (the “Company”) effective on July 29, 2019.

(2) Includes (i) 368,512 shares of Common Stock currently held by JCH Crenshaw Holdings, LLC (“JCH”) and (ii) 40,625 shares of Common Stock issuable upon (y) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

(3) Calculated based upon 14,686,542 shares of Common Stock deemed to be outstanding, which includes (i) 14,645,917 shares of Common Stock deemed to be outstanding as of July 26, 2019, as reported in the Company’s Current Report on Form 8-K, filed on August 1, 2019 (the “Current Report”) and (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH.

CUSIP No. 85236P 101

(1)	Names of Reporting Persons LNG Investment Company, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 12,580,808 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 12,580,808 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,580,808 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 85.7% (2)

(14)	Type of Reporting Person (See Instructions) OO

(1) All share numbers have been adjusted to account for the 1-for-8 reverse stock split of the Common Stock, effective on July 29, 2019.

(2) Calculated based upon 14,686,542 shares of Common Stock deemed to be outstanding, which includes (i) 14,645,917 shares of Common Stock deemed to be outstanding as of July 26, 2019, as reported in the Current Report and (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH.

CUSIP No. 85236P 101

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 12,989,945 (1)(2)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 12,989,945 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,989,945 (1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 88.4% (3)

(14)	Type of Reporting Person (See Instructions) IN

(1) All share numbers have been adjusted to account for the 1-for-8 reverse stock split of the Common Stock, effective on July 29, 2019.

(2) Includes (i) 368,512 shares of Common Stock currently held by JCH, (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH, and (iii) 12,580,808 shares of Common Stock currently held by Holdings.  J. Casey Crenshaw (“Mr. Crenshaw”) may be deemed to share voting and dispositive power over the securities held by each JCH and Holdings; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Mr. Crenshaw disclaims any beneficial ownership of the securities owned by JCH and Holdings in excess of his pecuniary interest in such securities.

(3) Calculated based upon 14,686,542 shares of Common Stock deemed to be outstanding, which includes (i) 14,645,917 shares of Common Stock deemed to be outstanding as of July 26, 2019, as reported in the Current Report and (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH.

This Amendment No. 10 to the Statement on Schedule 13D (this “Amendment No. 10”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Stabilis Energy, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw” and, together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on August 21, 2018 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on November 11, 2018 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on December 17, 2018 (“Amendment No. 7”), and Amendment No. 8 to the Original Schedule 13D filed on December 28, 2018 (“Amendment No. 8”) and Amendment No. 9 to the Original Schedule 13D filed on May 13, 2019 (“Amendment No. 9” and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 10 is being filed to add LNG Investment Company, LLC, a Texas limited liability company (“Holdings”) as a “Reporting Person” hereunder with Mr. Crenshaw and JCH, and to amend the information disclosed in the Schedule 13D as set forth herein. Except as set forth below, all previous Items are unchanged. All numbers in this Amendment No. 10 have been adjusted to account for the 1-for-8 reverse stock split of Common Stock effective on July 29, 2019 (the “Reverse Stock Split”).

Item 2.   Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

(a)           Holdings is a Texas limited liability company.

(b)           The principal business address of Holdings is 1655 Louisiana Street, Beaumont, Texas 77701.

(c)           Holdings was formed to hold securities for investment purposes. Mr. Crenshaw is the sole manager of Holdings.

(d) – (e) During the last five years, Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source or Amount of Funds or Other Consideration

The response to Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

Pursuant to the terms of the Share Exchange Agreement, dated as of December 17, 2018 (as amended by Amendment No. 1 to the Share Exchange Agreement, dated as of May 8, 2019, the “Share

Exchange Agreement”) by and between the Company, JCH, Holdings, AEGIS NG LLC, a Texas limited liability company (“AEGIS”), Stabilis Energy, LLC, a Texas limited liability company (“Stabilis”), PEG Partners, LLC, a Delaware limited liability company (“PEG”), and Prometheus Energy Group, Inc., a Delaware corporation (“Prometheus”), on July 26, 2019, the parties consummated a reorganization transaction pursuant to which Holdings received 100,646,468 shares of Common Stock of the Company (12,580,808 shares of Common Stock after giving effect to the Reverse Stock Split) in exchange for 100% of membership interests in Stabilis.

Also on July 26, 2019, JCH exercised its right to convert its 1,000,000 shares of Series A Preferred Stock of the Company into 2,212,389 shares of Common Stock of the Company (276,548 shares of Common Stock after giving effect to the Reverse Stock Split). For each share of Series A Preferred Stock converted, JCH received a number of shares of common stock equal to the quotient of $5.00 divided by $2.26.

Item 4.   Purpose of Transaction

Item 4 is hereby supplemented as follows:

Relationships

Mr. Crenshaw, a current director of the Company, will continue to be a director of the Company and has selected eight new directors approved by Holdings, to serve as directors of the Company until the 2019 annual meeting of stockholders. On July 26, 2019, Mr. Crenshaw elected James Reddinger, James Aivalis, Will Crenshaw, Ben Broussard, Arthur G. Dauber, Mush Khan, Edward Kuntz and Peter Mitchell to serve on the Company’s board of directors. Additionally, Mr. Crenshaw has been named Executive Chairman of the board of directors of the Company. Mr. Crenshaw, both directly and indirectly through certain intermediaries owns equity in JCH, and is the sole managing member of JCH and the sole manager of Holdings and, in such capacity, exercises voting and dispositive power over all securities held by such entities.  The Reporting Persons collectively own approximately 88.4% of the Company’s Common Stock. As a result, Mr. Crenshaw intends to take an active role in working with the Company’s management on operational, financial and strategic initiatives.

Share Exchange Agreement

Pursuant to the terms of the Share Exchange Agreement, the parties consummated a business combination transaction by which (i) Holdings contributed 100% of the membership interests in Stabilis to the Company, (ii) AEGIS contributed its 20% membership interest in PEG to the Company, and (iii) in consideration and exchange therefor, the Company issued to Holdings and AEGIS shares of the Common Stock in an aggregate amount sufficient to cause Holdings and AEGIS to own collectively 90% of the then issued and outstanding shares of the Common Stock (with such 90% excluding any Common Stock then held by JCH or issuable to JCH as a result of the conversion of its shares of Series A Preferred Stock of the Company), resulting in the issuance of an aggregate of 8,796,550 additional shares of Common Stock to Holdings and AEGIS (collectively, the “Transactions”). Each of Stabilis, Prometheus and PEG will continue its respective legal existence as a wholly-owned, direct or indirect subsidiary of the Company.

The foregoing descriptions of the Share Exchange Agreement and the Transactions do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Exchange Agreement, copy of which is filed as Exhibit A to Amendment No. 8 and Exhibit B to Amendment No. 9, and is incorporated by reference in its entirety into this Item 4.

Voting Agreement

Pursuant to the terms of the Voting Agreement (the “Voting Agreement”), by and among the Company and certain other principal stockholders of the Company, on July 17, 2019, JCH and the other principal stockholders voted in favor of (i) the issuance of Common Stock in accordance with the Share Exchange Agreement; (ii) an increase in the number of authorized shares of Common Stock in accordance with the Share Exchange Agreement; (iii) amendments to the Charter of the Company to be effective from and after the closing of the Transactions (A) authorizing a reverse stock split of the Common Stock at a ratio in an amount sufficient to satisfy Nasdaq listing requirements in effect at such time to be determined by the Company’s board of directors and Holdings and (B) changing the name of the Company to Stabilis Energy, Inc.

The foregoing descriptions of the Voting Agreement and the transactions taken thereunder do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit C to Amendment No. 8 and is incorporated by reference in its entirety into this Item 4.

Registration Rights Agreement

On July 26, 2019, the Company, Holdings and AEGIS entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to, and subject to the limitations set forth in, the Registration Rights Agreement, the Company will, no later than one hundred and eighty (180) days following the closing of the Transactions, register under federal securities laws the public resale of the Common Stock held by Holdings and AEGIS or certain of their affiliates or permitted transferees (collectively, the “Holders”) on a shelf registration statement.

In addition, pursuant to the Registration Rights Agreement, the Holders have the right to require the Company, subject to certain limitations set forth therein, to effect a distribution of any or all of their shares of Common Stock by means of an underwritten offering. Further, subject to certain exceptions, if at any time the Company proposes to register an offering of its equity securities or conduct an underwritten offering, whether or not for its own account, then the Company must promptly provide written notice to certain Holders of such proposal to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Pursuant to the Registration Rights Agreement, Holders have agreed not to effect any public sale or distribution of securities similar to those being registered or of any securities convertible into or exchangeable or exercisable for such securities or hedging transactions relating to registrable securities for a period beginning five days prior to the expected date of “pricing” of such offering and continuing for a period not to exceed sixty (60) days from the date of such final prospectus.

The foregoing descriptions of the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit C to this Amendment No. 10 and is incorporated by reference in its entirety into this Item 4.

Articles of Incorporation

On July 18, 2019, prior to the completion of the Transactions, an amendment to the articles of incorporation was filed with the Secretary of State of Florida (the “July 18 Amendment”) increasing the authorized shares of Common Stock of the Company to 300,000,000 shares.

On July 29, 2019, subsequent to the completion of the Transactions, an amendment to the articles of incorporation filed with the Secretary of State of Florida (the “July 29 Amendment”) became effective to effectuate the Reverse Stock Split. As a result of the Reverse Stock Split, the number of issued and outstanding shares of Common Stock of the Company immediately prior to the Reverse Stock Split were reduced into a smaller number of shares, such that every eight shares of Common Stock of the Company held by a stockholder immediately prior to the Reverse Stock Split were combined into one share of Common Stock of the Company.

The foregoing descriptions of the July 18 Amendment and the July 29 Amendment and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the July 18 Amendment and July 29 Amendment, copies of which are filed as Exhibits A and B to this Amendment No. 10, respectively, and are incorporated by reference in their entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows.

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (on the basis of a total of 14,686,542 shares of Common Stock deemed to be outstanding, which includes (i) 14,645,917 shares of Common Stock deemed to be outstanding as of July 26, 2019, as reported in the Current Report and (ii) 40,625 shares of Common Stock issuable upon exercise of the Warrants currently held by JCH) is as follows:

	Common Stock		Warrants		Percent of
Name	Sole	Shared	Sole	Shared	Class
JCH	0	368,512	0	40,625	2.8%
Holdings	0	12,580,808	0	0	85.7%
Mr. Crenshaw	0	12,949,320	0	40,625	88.4%

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by each of JCH and Holdings by virtue of being the sole managing member of JCH and the sole manager of Holdings. Mr. Crenshaw disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that Mr. Crenshaw is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose

(c)   Except as disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons, and to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Common Stock during the 60 calendar days preceding the date of this Schedule 13D.

(d) Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.   Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A:

Articles of Amendment to Articles of Incorporation of the Registrant filed July 18, 2019 (incorporated by reference from exhibit 3.1 to Current Report on Form 8-K, filed by the Company on July 22, 2019).

Exhibit B:

Articles of Amendment to Articles of Incorporation of the Registrant effective July 29, 2019 (incorporated by reference to exhibit 3.1 to Current Report on Form 8-K, filed by the Company on August 1, 2019).

Exhibit C:

Registration Rights Agreement, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, and AEGIS NG LLC (incorporated by reference to exhibit 10.1 to Current Report on Form 8-K, filed by the Company on August 1, 2019).

Exhibit D*:	Joint Filing Agreement.

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 6, 2019	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

LNG INVESTMENT COMPANY, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	Manager

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit A:

Articles of Amendment to Articles of Incorporation of the Registrant filed July 18, 2019 (incorporated by reference from exhibit 3.1 to Current Report on Form 8-K, filed by the Company on July 22, 2019).

Exhibit B:

Articles of Amendment to Articles of Incorporation of the Registrant effective July 29, 2019 (incorporated by reference to exhibit 3.1 to Current Report on Form 8-K, filed by the Company on August 1, 2019).

Exhibit C:

Registration Rights Agreement, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, and AEGIS NG LLC (incorporated by reference to exhibit 10.1 to Current Report on Form 8-K, filed by the Company on August 1, 2019).

Exhibit D*:	Joint Filing Agreement.

*Filed herewith